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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

RECD S.E.C.
MAR 2 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunTrust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

303 Peachtree Center Avenue
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Lee 404-813-5494

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name-if individual, state last, first, middle name)

55 Ivan Allen Blvd, Suite 1000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

Check One:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Christy Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 7, 2009

Christy Lee
Signature

Chief Financial Officer
Title

Deborah Carter
Notary Public

This report ** contains (check all applicable boxes):

- (X) (a) Facing Page.
- (X) (b) Statement of Financial Condition.
- (X) (c) Statement of Income (Loss).
- (X) (d) Statement of Changes in Financial Condition.
- (X) (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (X) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (X) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (X) (l) An Oath or Affirmation.
- ( ) (m) A copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of the filing see section 240.17a-5(e)(3).*

Ernst & Young
Ernst & Young LLP
55 Ivan Allen Jr. Blvd.
Suite 1000
Atlanta, Georgia 30308
Tel: +1 404 874 8300
www.ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Investment Services, Inc.

We have audited the accompanying statement of financial condition of SunTrust Investment Services, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Investment Services, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP
Ernst + Young LLP

February 27, 2009

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 79,726,732
Cash and securities segregated under Federal and other regulations	18,631
Securities owned	5,284,836
Commissions receivable	4,814,908
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $8,429,414	2,815,946
Goodwill	42,706,365
Prepaid assets	4,363,579
Income taxes receivable from Parent	26,110,166
Other assets	3,797,763
Total assets	$ 169,638,926
Liabilities and shareholder's equity	
Liabilities:	
Accrued compensation and benefits	$ 15,005,838
Deferred tax liability	26,162,369
Intercompany liability	15,646,750
Payable to customer	17,993,750
Accrued other expenses	882,272
Total liabilities	75,690,979
Commitments and contingencies (Note 6)	
Shareholder's equity:	
Common stock, $1 par value; 2,000,000 shares authorized 52,125 shared issued and outstanding	52,125
Additional paid-in capital	76,115,636
Retained earnings	17,780,186
Total shareholder's equity	93,947,947
Total liabilities and shareholder's equity	$ 169,638,926

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly-Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2008

Revenues	
Commissions	$ 230,621,140
Trading losses, net of gains	(11,443,087)
Investment management income	45,208,543
Interest income	1,052,227
Other income	5,971,747
Total revenue	271,410,570
Expenses	
Compensation and benefits	166,110,151
Clearing expenses	25,732,186
Expense to affiliate	22,656,757
Occupancy and equipment	1,443,705
Legal, consulting, and examination fees	4,217,926
Office expense	1,319,601
Computer services	2,869,096
Other expenses	4,930,850
Total expenses, excluding taxes	229,280,272
Income before taxes	42,130,298
Income tax expense	(15,835,739)
Net income	$ 26,294,559

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	$ 52,125	$ 91,657,273	$ 40,943,989	$ 132,653,387
Distribution to Parent	–	(15,541,637)	(49,458,362)	(64,999,999)
Net income	–	–	26,294,559	26,294,559
Balance, December 31, 2008	$ 52,125	$ 76,115,636	$ 17,780,186	$ 93,947,947

The accompanying notes are an integral part of these financial statements.

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

December 31, 2008

Cash flows provided by operating activities	
Net income	$ 26,294,559
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	1,250,168
Deferred tax expense	5,934,751
(Increase) decrease in operating assets:	
Securities owned	472,194
Commissions receivable	(123,834)
Prepaid assets	2,704,486
Income taxes receivable from Parent	(26,110,166)
Other assets	1,586,195
(Increase) decrease in operating liabilities:	
Accrued compensation and benefits	(988,576)
Accrued other expenses	(1,018,520)
Deferred tax liability	5,443,421
Intercompany liability	15,646,750
Other liabilities	18,343,798
Net cash provided by operating activities	49,435,226
Cash flows used in investing activities	
Purchases of premises and equipment	(985,532)
Net cash used in investing activities	(985,532)
Cash flows used in financing activities	
Distribution to Parent	(64,999,999)
Net cash used in financing activities	(64,999,999)
Net decrease in cash and cash equivalents	(2,821,727)
Cash and cash equivalents, beginning of year	82,548,459
Cash and cash equivalents, end of year	$ 79,726,732
Supplemental cash flow information	
Cash paid for income taxes to Parent	36,671,744

The accompanying notes are an integral part of these financial statements.

1. Organization

SunTrust Investment Services, Inc. (the Company or STIS) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SunTrust Bank Holding Company, which is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent or STI). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of SunTrust Bank, which is a subsidiary of SunTrust Bank Holding Company that provides deposit, credit, trust and investment services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Securities Owned

Securities owned primarily consist of U.S. Treasury securities. These securities are carried at market value with gains and losses recognized currently in the statement of operations.

Furniture, Equipment, and Leasehold Improvements

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the assets' estimated useful lives. Maintenance and repairs are charged to expense as incurred. Leasehold improvements are capitalized and amortized over the lesser of the economic useful life of the improvement or the term of the lease.

	Useful Life
Lease hold improvements	1–30 years
Furniture and Equipment	1–20 years

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company places all trades through an unaffiliated clearing broker. The clearing broker collects the gross brokerage commissions from customers and remits the net brokerage commissions to the Company based on agreed-upon terms. Revenues are recorded on a trade-date basis.

The Company recognizes fee income earned from the trading activity associated with STI's mutual fund group, STI Classic Funds. This fee income consists of other service fees, which are recorded as commissions in the accompanying statement of operations.

The Company recognizes fee income earned from investment advisory services. This revenue is recorded as investment management income in the accompanying statement of operations.

Secondary trading transactions and related gains and losses are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates; however, in the opinion of management, such variances would not be material.

Customer Accounts

The clearing broker maintains all customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records a receivable from the clearing broker for its share of commissions, net of expenses associated with the commissions.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. The Company provides for federal income taxes as if it were filing a separate return and pays for its pro rata share of the consolidated current tax liability or receives a refund for any current tax benefit. Payments to tax authorities are made by the Parent.

For the Company, the significant differences in the tax and financial statement bases of its assets or liabilities are primarily related to securities and benefit-related items. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes. The net deferred tax liability totaled $26,162,369 at December 31, 2008. The Company's temporary differences, which give rise to the net deferred tax liability, are as follows:

	2008 (In thousands)
Securities	$ 6,906
Employee benefits	(31,113)
Prepaid expenses	(2,384)
Other	429
Total deferred tax asset (liability)	$ (26,162)

The provision for income taxes, included in the accompanying statement of operations, differs from the federal statutory rate of 35% primarily due to a provision for state taxes.

No unrecognized tax benefits have been recorded under Financial Accounting Standards Board Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes,* and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date. The Company files consolidated and separate income tax returns in the United States federal jurisdiction and in various state jurisdictions. The Company's federal returns through 2004 have been examined by the Internal Revenue Service (the IRS), and issues for tax years 1997 through 2004 are still in dispute. The resolution of these issues could have an impact on the

2. Summary of Significant Accounting Policies (continued)

Company, but the impact is not expected to be material. An IRS examination of the Company's 2005 and 2006 Federal income tax returns is currently in progress. Generally, the state jurisdictions in which the Company files income tax returns are subject to examination for a period from three to seven years after returns are filed.

Goodwill

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company completed its annual review of goodwill at September 30, 2008, and determined there was no impairment of goodwill as of that date. The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No events or circumstances have occurred at December 31, 2008, that would change the conclusion reached on the annual review.

3. Net Capital Requirements

Regulatory provisions require the Company to maintain minimum net capital, as defined. At December 31, 2008, the Company was in compliance with the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934. At December 31, 2008, the Company had net capital, as defined, of $8,590,859, which was $4,461,893 in excess of the required net capital of $4,128,966. The Company's ratio of aggregate indebtedness to net capital was 8.88:1at December 31, 2008, which is below the 15:1 maximum allowed.

4. Customer Reserve Exemption

At December 31, 2008, the Company qualified for exemption, as provided in Rule 15c3-3, subparagraph (k)(2) of the Securities Exchange Act of 1934.

5. Related-Party Transactions

During the period ended December 31, 2008, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties at December 31, 2008, are:

Cash and cash equivalents	$ 14,230,203
Cash and securities segregated under Federal and other regulations	18,631
Income taxes receivable from Parent	26,110,166
Intercompany liability	15,646,750
Commissions	388,674
Expense to affiliate	22,656,757

Commissions represent Capital Markets (CM) income from the sale of various SunTrust Robinson Humphrey CM products and referral fees from the SunTrust Private Wealth and Mortgage lines of business. Expense to affiliate is generated from the use of STI's internal services and corporate real estate.

6. Commitments and Contingencies

In September 2008, STIS entered into an "agreement in principle" with the FINRA related to the sales and brokering of auction rate securities (ARSs) by STIS. This agreement is nonbinding and is subject to the negotiation of a final settlement. At this time there is no final settlement with FINRA. Notwithstanding that fact, the Company announced in November that it will move forward with ARS repurchases from essentially the same categories of investors who would have been covered by the original term sheet with FINRA. Additionally, the Company has elected to purchase ARS from certain other investors not addressed by the agreement. The total par amount of ARSs the Company expected to purchase is approximately $278.3 million, although we expect that calls or redemptions of certain of the ARSs could occur before or shortly after purchase by the Company and these would reduce this amount slightly. Nearly $132.3 million (par) of ARSs had been purchased through December 31, 2008. The Company will concurrently sell these positions to the Parent at market value; therefore will not hold positions on the Company's balance sheet. The Company has determined that it has a probable loss pursuant to the provisions of SFAS No. 5, *Accounting for Contingencies,* that could be reasonably estimated at December 31, 2008 as the difference between the par amount and the estimated fair value of ARS that the Company believes it will likely purchase from investors. The total loss recognized as of December 31, 2008, was approximately $33.9 million, which consists of losses on probable future purchases, losses on ARS classified as trading securities that were purchased from

6. Commitments and Contingencies (continued)

investors through December 31, 2008 and estimated fines levied against STIS by various Federal and state agencies. This loss is classified in trading losses, net of gains on the statement of operations. The liability is classified as intercompany liability and payable to customer on the statement of financial condition.

7. Guarantees to Third Parties

The Company uses a common third-party clearing broker to clear and execute customers' securities transactions and to hold customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. For the year ended December 31, 2008, the Company experienced no net losses as a result of the indemnity.

8. Fair Values of Financial Instruments

The Company's financial instruments, which are included in the accompanying statement of financial condition, are either carried at quoted market prices or are short-term in nature. As a result, the carrying amounts reported approximate their estimated fair values at December 31, 2008. The securities owned primarily represent U.S. Treasury Notes, are valued using quoted prices in active markets, and are classified as Level 1 assets in accordance with SFAS No. 157, *Fair Value Measurements*. The total amount of income relating to the securities owned for the period included in the statement of operations is $32,381.

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of STI for the benefit of substantially all employees of the Company. In addition, certain management employees participate in incentive-based compensation plans of STI. Costs of the pension plan are computed under the projected unit credit method, and the plan is funded using the aggregate actuarial cost method. Benefit information is not available from the actuary for individual

9. Employee Benefits (continued)

subsidiaries of STI. The Company's contributions to the pension and other employee benefit plans and to incentive-based compensation plans were $14,297,283 and $103,289,858, respectively, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent provides stock-based awards through the SunTrust Banks, Inc. 2004 Stock Plan (Stock Plan), under which the Parent's Compensation Committee has the authority to grant stock options and restricted stock to key employees of the Company. Stock options are granted at a price that is no less than the fair market value of a share of STI common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options.

Stock options typically vest over three years and generally have a maximum contractual life of ten years. Upon option exercise, shares are issued to employees from treasury stock.

Shares of restricted stock may be granted to employees and directors and typically cliff vest after three years. Restricted stock grants may be subject to one or more objective, employment, performance, or other forfeiture conditions as established by the Compensation Committee at the time of grant. Any shares of restricted stock that are forfeited will again become available for issuance under the stock plan. An employee or director has the right to vote the shares of restricted stock after grant until they are forfeited or vested. Compensation cost for restricted stock is equal to the fair market value of the shares at the date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.

The fair value of each stock option award is estimated on the date of grant, by the Parent, using a Black-Scholes valuation model that uses assumptions noted in the following table. Expected volatility is based on the historical volatility of the Parent's stock, using daily price observations over the expected term of the stock options. The expected term represents the period of time that stock options granted are expected to be outstanding and is derived from historical data which is used to evaluate patterns such as stock option exercise and employee termination. The Company did not perform a separate analysis of expected term for the Company's participants, but the Company expects differences in expected term between Company participants and Parent participants to have an immaterial impact on the fair value of the options granted. The expected dividend yield is based on recent dividend history, given that yields are reasonably stable. The risk-free interest rate is the U.S. Treasury yield curve in effect at the time of grant.

9. Employee Benefits (continued)

The weighted-average fair value of options granted during 2008 was $7.63 per share. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	5.62%
Expected stock price volatility	25.73
Risk-free interest rate (weighted average)	2.63
Expected life of options	6 years

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2008 was approximately $943,552 and $512,953, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2008, there was approximately $1.2 million of unrecognized stock-based compensation expense related to nonvested stock.

10. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. Payments to tax authorities are made by the Parent. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with SFAS No. 109, *Accounting for Income Taxes*, are as follows:

		2008	
	Current	**Deferred**	**Total**
		(In Thousands)	
Federal	$ 8,971	$ 4,788	$ 13,759
State	930	1,147	2,077
	$ 9,901	$ 5,935	$ 15,836

10. Income Taxes (continued)

A reconciliation of the expected income tax expense or income computed at the federal statutory income tax rate and the Company's actual income tax expense as follows:

	2008
	(In Thousands)
Income tax at federal statutory rate of 35%	$ 14,746
State income taxes, net of federal benefit	1,350
Other	(260)
Total provision for income taxes	$ 15,836

11. Litigation

In the normal course of business, the Company may become subject to litigation or claims. The Company is not aware of any litigation or claims against the Company that would materially affect its business and operations.

Supplemental Information

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I – Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital		
Total shareholder's equity		$ 93,947,947
Deductions:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements	2,815,946	
Commissions receivable	4,144,211	
Goodwill	42,706,365	
Income taxes receivable from Parent	26,110,166	
Prepaids and other assets	8,161,342	
Total nonallowable assets		(83,938,030)
Other deductions: Bond deductible in excess		(7,737)
Tentative net capital		10,002,180
Less: Haircuts		
U.S. Treasuries	81,273	
Other short-term securities	1,330,048	
Total haircuts		(1,411,321)
Net capital		$ 8,590,859
Aggregate indebtedness:		
Accounts payable and accrued liabilities		$ 33,853,955
Income taxes payable to Parent		26,162,369
Intercompany liability		15,646,750
Total aggregate indebtedness		$ 75,663,074
Percentage of aggregate indebtedness to net capital		881%
Computation of basic net capital requirement		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness) (1)		$ 5,044,205
Minimum dollar net capital required (2)		$ 250,000
Net capital requirement (greater of (1) or (2) above)		$ 5,044,205
Excess net capital over net capital requirement		$ 3,546,654
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 1,024,551

There are no material differences between this computation and the Company's unaudited Form X-17A-5 as of December 31, 2008.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, Georgia 30308
Tel: +1 404 874 8300
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Shareholder and Board of Directors
SunTrust Investment Services, Inc.

In planning and performing our audit of the financial statements of SunTrust Investment Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

ERNST & YOUNG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst + Young LLP

February 27, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2008
With Reports of Independent Registered Public Accounting Firm

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2008
With Reports of Independent Registered Public Accounting Firm

SunTrust Investment Services, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2008

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